POSCO plans to announce 2017 3Q Earnings Results as follows:

1. Agenda

• Earnings Results for the 3rd Quarter of 2017

• Business Plan for the Fiscal Year 2017 and Q&A Session

2. Date and Time

26 October, 2017 at 16:30 (KST)

3. Venue

Conference call

4. Participants

Analysts and Institutional Investors